Summary Translation Letter
To the Stock Exchange of Thailand
Date December 17, 2003

SUPPL


03045566

SH 118/2003

December 17, 2003

Subject : The Change in Amount of Debentures (SHIN075A)

To The President
The Stock Exchange of Thailand

Refer to the letter no. CF168/2003 Re: Report of Bond Buy Back and Redemption (SHIN075A), dated December 8, 2003.

Shin Corporation Public Company Limited ("the issuer") partly bought back 230,000 units of the debentures of Shin Corporation Public Company Limited No. 1/2002 Due 2007 (SHIN075A). The registrar had cancelled the debenture certificates of such amount on December 9, 2003, so the outstanding amount of SHIN075A reduced to 2,770,000 units.

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Summary Translation Letter
To the Stock Exchange of Thailand
Date December 17, 2003

SH 119/2003

December 17, 2003

Subject : Report of Debentures Buy Back and Redemption (SHIN075A)

To The President
The Stock Exchange of Thailand

Shin Corporation Public Company Limited ("the issuer") issued and offered Unsubordinated and Unsecured Debentures with a Debentureholders' Representative of Shin Corporation Public Company limited No. 1/2002 due 2007 on May 22, 2002 totaling 3,000,000 units, at a face value of Baht 1,000 per unit, amounting to Baht 3,000 million (SHIN075A). The current outstanding amount of SHIN075A is 2,770,000 units or Baht 2,770,000,000.

To increase the efficiency of the issuer's liquidity management, on December 17, 2003 the issuer bought back 71,900 units of SHIN075A. As a result of this, an obligation of the issuer to repay the debt upon the SHIN075A is extinguished in compliance with the law of merger of the claim in the debt. The issuer will inform DBS Thai Danu Bank Public Company Limited, the Registrar of SHIN075A to process a canceling of the debenture certificates of such amount within fifteen business days from the date of debentures buy back.

After the redemption and cancellation, the outstanding amount of SHIN075A will reduce to 2,698,100 units or Baht 2,698,100,000.